Exhibit 99.1
China Finance Online to Discontinue TopView Products
BEIJING, December 12/Xinhua-PRNewswire/ — China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced that the SSE Infornet Co. Ltd. (“SSE Infornet”), a subsidiary of Shanghai Stock Exchange (“SSE”), has informed the Company that it will no longer provide TopView market data to third party vendors, including the Company, effective January 1, 2009. As such, the Company will discontinue TopView series of market data analysis products effective January 1, 2009.
The Company began to distribute TopView data early in 2008, and has integrated TopView to some of its products. TopView is a series of trading data and statistics for stocks listed on SSE. Among other things, TopView reveals valuable statistics, such as trading volume and prices of various types of trading accounts, which give investors unique insight to identify and analyze major market participants’ trading activities in specific stocks and help investors make better decisions.
While the Company continues to design and improve new and existing products as substitutes for TopView, the termination of TopView products is likely to have a material impact on the Company’s business in 2009, particularly in the first half, as its transition to such substitute products. “We will continue to work closely with SSE, SSE Infornet and other data sources to deliver value-added financial market data to our customers.” Mr. Zhiwei Zhao, the CEO of China Finance Online, commented, “With our wide range of product offerings, we believe we are well positioned to meet our customers’ demand in the long run.”
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, http://www.jrj.com and http://www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com